UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

CHINA SHUANGJI CEMENT LTD.

(Name of Issuer)

Preferred Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

Wenji Song China Shuangji Cement Holdings Ltd. 221 Linglong Road Zhaoyuan City, PRC, 256400 (86) 535-8213217

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.   [  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A	Page	2	of	7

1	NAMES OF REPORTING PERSONS: China Shuangji Cement Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) [ ]
	(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		16,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	79.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	N/A	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Wenji Song

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) [ ]
	(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	China

	7	SOLE VOTING POWER

NUMBER OF		16,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	79.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	N/A	Page	4	of	7

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Preferred Stock, $0.0001 par value per share (the “Preferred Stock”), of China Shuangji Cement Ltd., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 221 Linlong Road, Zhaoyuan City, PRC, 256400.

Item 2. Identity and Background.

(a)

This statement is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) China Shuangji Cement Holdings Ltd. (“CSCH”); and (ii) Wenji Song (“Song”), the director and executive officer of CSCH and Chairman and President of the Issuer.

Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b)

The address of the principal business office of each of the Reporting Persons is 221 Linlong Road, Zhaoyuan City, PRC, 256400.

(c)

The principal business of CSCH is an investment holding corporation. Mr. Song is serving as the officer and director of CSCH. Mr. Song may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of CSCH. Mr. Song is also the Chairman and President of the Issuer.

(d)

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of CSCH, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e)

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of CSCH, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

CUSIP No.	N/A	Page	5	of	7

(f)

The citizenship of Mr. Song is China. CSCH is a British Virgin Island entity.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons have acquired an aggregate of 16,000,000 shares of the Preferred Stock (the “Shares”), which are reported herein, via a loan forgiveness of CSCH to the Issuer for an aggregate purchase price of approximately US $16,000.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes.

Song is the Chairman and President of the Issuer.

As a result of these relationships, the Reporting Persons are likely to engage in discussions with the Issuer and make recommendations to its board concerning the makeup of its board and management, its distribution policy, the issuance of additional securities including common stock, and other matters relating to the operations, management and capital structure of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)

The aggregate number and percentage of the shares of the Common Stock beneficially owned by each Reporting Person:

See the disclosure provided in response to Items 11 and 13 on the attached cover page(s)1.

(b)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page(s).

(ii)

shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)

sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page(s).

(iv)

shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page(s).

(c)

The 16,000,000 shares of Preferred Stock reported herein were acquired by the Reporting Person effective August 9, 2008.

(d)

Not applicable.

(e)

Not applicable.

CUSIP No.	N/A	Page	6	of	7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 1 Joint Filing Agreement, dated December 8, 2008

[1]

The percentage calculation is based on 20,250,000 shares of the Preferred Stock outstanding, reported on the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 12, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2008	China Shuangji Cement Holdings Ltd.
	By:	/s/ Wenji Song
		Name:	Wenji Song
		Title:	President

Wenji Song

/s/ Wenji Song

CUSIP No.	N/A	Page	7	of	7

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of China Shuangji Cement Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of December 8, 2008.

Date: December 8, 2008	China Shuangji Cement Holdings Ltd.
	By:	/s/ Wenji Song
		Name:	Wenji Song
		Title:	President

Wenji Song

/s/ Wenji Song